October 6, 2008

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Phil Rothenburg

Re: Lightstone Value Plus Real Estate Investment Trust II, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed August 22, 2008
File No. 333-151532

Dear Mr. Rothenburg:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 10, 2008 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on June 9, 2008 (No. 333-151532) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on August 22, 2008.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 has been filed by the Company today. Additionally, please note that some of our revisions to the Registration Statement reflect blue sky comments received by the states and also our stylistic changes (e.g., the reorganized summary section).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2. All page number references in the Company’s responses are to page numbers in Amendment No. 2.

General

1.
We note your intention to provide the requested prior performance information in Appendix A regarding your non-public programs in the next amendment to the registration statement. We may have further comment on your prior-program disclosure after reviewing your next amendment.

We advise the Staff that the Company has provided the prior performance information for the Company’s non-public programs. We acknowledge that the Staff may have further comment on the Company’s prior performance disclosure.

Prospectus Summary, page 1

Terms of the Offering, page 1

2.
You note that in addition to the minimum and maximum number of shares of common stock in the offering, 75,000 shares have been authorized and reserved for issuance under your stock option plan for independent directors. The draft legal opinion from Venable LLP seems to indicate that these 75,000 shares will be issued in this offering. Please revise your disclosure or have your counsel revise its legal opinion as necessary to address this inconsistency

We advise the Staff that the 75,000 shares authorized and reserved for issuance under the Company’s stock option plan are not being registered in this offering. Accordingly, a revised legal opinion from Venable LLP has been submitted with Amendment No. 2.

Compensation Restrictions, page 13

3.
You disclose that your charter requires you to annually prepare a comparison between your compensation structure and the compensation structure prescribed by the NASAA REIT Guidelines. Please disclose if you will make this comparison public, and if so, how you intend to do so.

We advise the Staff that the Company will not make this comparison public. This comparison is required by certain states in connection with the blue sky qualifications of the offering in such states and is not required to be made public to investors.

Risk Factors, page 14

Our Dealer manager has limited experience in public offerings, page 14

4.	Please revise this risk factor to describe in more detail the risk to investors.

We advise the Staff that page 14 has been revised to disclose the detailed risk to investors from the dealer manager’s limited experience.

If we pay distributions from sources other than our cash flow from operations…, page 15

5.
Please tell us whether you are permitted to fund future distributions from borrowings, the sale of assets, or the sale of additional securities. If so, please expand the risk factor to describe these alternative sources of funding and the impact on your results of operations from funding distributions in this manner.

We advise the Staff that page 16 has been revised to disclose that the Company may fund future distributions from borrowings, the sale of assets, or the sale of additional securities. Per the Staff’s comment, the Company has expanded this risk factor to describe the effects of these alternative sources of funding distributions.

Prior Performance of Affiliates of Our Sponsor, page 66

Narrative Summary of Public Program Properties for the Period 2005-2007, page 70

6.	The first paragraph under this subheading is difficult to understand. Please revise.

We advise the Staff that the first paragraph under “Narrative Summary of Public Program Properties for the Period 2005-2007” on page 71 has been revised for purposes of clarity.

Adverse Business Developments, page 71

7.
We note your response to prior comment 22. Please expand the disclosure to describe any adverse outcome experienced in the litigation and bankruptcy proceedings relating to 1407 Broadway or Prime Group Realty Trust.

We advise the Staff that the 1407 Broadway litigation is pending and Prime Group Realty Trust did not file for bankruptcy. The Company has clarified on page 72 that Prime Group Realty Trust was subject to risks of potential bankruptcy.

Compensation of Officers, page 77

8.
We note the statement that your officers will not receive any cash or non-cash compensation from you for their services. Please reconcile this disclosure with the description of the Incentive Restricted Share Plan on page 79.

We advise the Staff that page 78 has been revised to disclose that the Company’s officers may be entitled to receive restricted shares of the Company’s common stock under the Employee and Director Incentive Restricted Share Plan.

Investment Objectives and Strategies, page 91

Financing Strategy, page 96

9.
We note your response to our prior comment 31, which asked for disclosure regarding any limits on short-term indebtedness. We also note the disclosure in the first sentence of the third paragraph of this subheading stating that you may incur short-term indebtedness having a maturity of two years or less. In addition, please disclose any limits on short-term indebtedness or state that there are no limits on short-term indebtedness.

We advise the Staff that page 98 has been revised to clarify that the Company does not have any limits on the short-term indebtedness it may incur.

Appendix A, page A-1

Table I, page A-3

10.
Please revise to present the specific line item information as a percentage of the total amount raised. Revise the “dollar amount raised” line to reflect that it is 100%. Dollar amounts may be used in addition to the percentages.

As per discussions with the Staff, we are using numbers as of December 31, 2007 as the basis of our calculations. We advise the Staff that a line item has been added to reflect that the dollar amount raised is 100% as of December 31, 2007.

11.
We note your response to prior comment 47. Please tell us how you determined that total acquisition costs are 101.9% of the total dollar amount raised. Please tell us why you include proceeds from mortgage financing as an acquisition cost.

We advise the Staff that page A-3 has been revised to indicate the percentage of total acquisition costs to the dollar amount raised without including proceeds from mortgage financing as an acquisition cost. Additionally, the Company has added a note to this line item clarifying that this number excludes proceeds from mortgage financing.

12.	We note that you have not included certain line items in this table, such as “Percent available for investment” and “Date offering began.” Please revise to include these line items.

We advise the Staff that Table I on page A-3 of Amendment No. 2 has been revised to add “Date offering began” and “Percent available for investments” as line items. The Company has added a note to these line items indicating that offering is ongoing and the calculations are based on numbers as of December 31, 2007.

Table III, page A-5

13.	Refer to footnote (1) to the table. Please confirm that you will include the 2007 income information prior to requesting acceleration of the effective date for this registration statement.

We advise the Staff that the Company has included the 2007 income information in Table III of Amendment No. 2.

Table VI, page II-7

14.
We note your response to prior comment 56. With respect to the PREIT and Belz Outlet portfolios of properties, please revise the “Type of Property” line to identify the number of properties acquired, similar to the disclosure provided for the DL-DW Holdings portfolio.

The Company has revised Table VI on page II-7 to identify the number of properties  acquired with respect to PREIT and the Belz Outlet portfolios.

15.
The disclosure under the subheading “Narrative Summary of Non-Public Program Properties for the Period 2005-2007” on page 70 is not consistent with the information in Table VI. For example, on page 70 the disclosure states that the Williamsburg, Virginia acquisition occurred in 2006 but Table VI shows this acquisition in 2005. Also, on page 70 the disclosure states that Belz Outlets was acquired by Lightstone I, but this information appears under the “non-public programs” section of Table VI. Please revise or advise.

We advise the Staff that the disclosure with respect to the Belz Outlets is correct. In 2005, the Sponsor acquired two Belz Outlets properties located in Orlando, Florida. Separately, in 2006 Lightstone I acquired one Belz Outlets property located in St. Augustine, Florida. To avoid confusion, the Company has revised the disclosure on page 71 to clarify that the Sponsor’s acquisition in 2005 was the Belz Outlets in Orlando, Florida.

Further, we advise the Staff that the Williamsburg Virginia acquisition occurred in 2006 and Table VI has been revised accordingly.

16.
Refer to the table of acquisitions by non-public programs. Please revise to provide separate line items for “Cash down payment” and “Contract purchase price plus acquisition fee.” We note that these items are disclosed separately in the table of acquisitions by Lightstone I.

We advise the Staff that Table VI on page II-7 has been revised to create separate line items for “Cash down payment” and “Contract purchase price plus acquisition fee.”

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.